CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
GREAT WALL ACQUISITION CORPORATION

PURSUANT TO SECTION 242 OF THE
DELAWARE GENERAL CORPORATION LAW

GREAT WALL ACQUISITION CORPORATION, a corporation existing under the laws of the State of Delaware (the “Corporation”), by its sole director, hereby certifies as follows:

1. The name of the Corporation is “Great Wall Acquisition Corporation.”

2. The Corporation's Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on August 20, 2003, an Amendment and Restatement thereof was filed in such office on October 20, 2003, and a Certificate of Correction of such Amendment and Restatement was filed in such office on April 15, 2004.

3. This Amendment was duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware (“GCL”).

4. Article SIXTH of the Certificate of Incorporation of the Corporation, as heretofore amended, restated and corrected, is hereby amended to read in its entirety as follows:

“SIXTH: The following provisions (A) through (F) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any “Business Combination.” A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of a company (“Target Business”) which has its primary operations in the People's Republic of China.

“A. Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that the holders of a majority of the outstanding Voting Stock vote for the approval of the Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 20% or more in interest of the holders of IPO Shares (defined below) exercise their conversion rights described in paragraph B below.

“B. In the event that a Business Combination is approved in accordance with the above paragraph A and is consummated by the Corporation, any stockholder of the Corporation holding shares of Common Stock (“IPO Shares”) issued in the Corporation's initial public offering (“IPO”) of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his or her IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), inclusive of any interest thereon, as of the record date for determination of stockholders entitled to vote on the Business Combination, by (ii) the total number of IPO Shares. “Trust Fund” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited.

“C. In the event that the Corporation does not consummate a Business Combination by December 31, 2006 (such date being referred to as the “Termination Date”), the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation within sixty days of the Termination Date. In the event that the Corporation is so dissolved and liquidated, only the holders of IPO Shares shall be entitled to receive liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.

“D. Any stockholder of the Corporation holding IPO Shares who votes against the amendment pursuant to which this paragraph D was included in this Certificate of Incorporation may, contemporaneous with such vote, demand that the Corporation convert his or her IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund, inclusive of any interest thereon, as of the record date for determination of stockholders entitled to vote on such amendment, by (ii) the total number of IPO Shares.

“E. A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation, or in the event he or she demands conversion of his or her shares in accordance with paragraph B or D above. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.

“F. The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect a Class C director for a term expiring at the Corporation's third Annual Meeting of Stockholders. The Class C director shall then elect additional Class A, Class B and Class C directors. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Stockholders, the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders and the directors in Class C shall be elected for a term expiring at the third Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation's Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Kin Shing Li, its Chairman, as of the 21st day of March, 2006.

/s/ Kin Shing Li
Kin Shing Li, Chairman